SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 fax	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

April 16, 2009

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Song P. Brandon, Esq. and

         Mr. Dan Duchovny, Esq.

Re:	NRG Energy, Inc.
Amended Preliminary Proxy Statement on Schedule 14A
Filed by Exelon Corporation
Filed on March 31, 2009
File No. 01-15891

Response Letter dated March 31, 2008
Filed by Exelon Corporation

DFAN 14A Filed on March 12, 2009
Filed by Exelon Corporation

Ladies and Gentlemen:

On behalf of Exelon Corporation (“Exelon”), we transmit herewith Amendment No. 2 (“Amendment No. 2”) to the Preliminary Proxy Statement on Schedule 14A of Exelon with respect to the 2009 annual meeting of NRG Energy, Inc. (“NRG”) stockholders filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 17, 2009, as amended by Amendment No. 1, dated March 31, 2009 (the “Preliminary Proxy Statement”). In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated April 13, 2009 (the “Letter”) with respect to the Preliminary Proxy Statement and Exelon’s soliciting materials filed with the Commission on March 12, 2009 pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with your comments presented in italics. We also are forwarding copies of this letter via overnight courier, together with copies of Amendment No. 2 showing the revisions made since Amendment No. 1 was filed with the Commission on March 31, 2009.

Ms. Song P. Brandon, Esq.

Mr. Dan Duchovny, Esq.

April 16, 2009

PRRN14A filed March 31, 2009

1.	We note that NRG has filed its preliminary proxy statement for its upcoming annual meeting. In that regard, we note that the NRG proxy statement contains other proposals not included in your proxy statement and form of proxy. Please include prominent disclosure that your shareholders will be disenfranchised as to the proposals set forth in NRG’s proxy statement, but not in yours, and that they will not be able to vote on those proposals unless they use NRG’s proxy card. In the alternative, revise your proxy statement and form of proxy to include the NRG proposals not currently described in your proxy materials.

Response:

Exelon has revised the Preliminary Proxy Statement and form of proxy contained therein to include all of the proposals contained in NRG’s preliminary proxy statement on Schedule 14A filed with the SEC on April 2, 2009. We refer the Staff to Amendment No. 2 in this regard, a copy of which is enclosed herewith.

DFAN 14A Filed on March 12, 2009

2.	We note your response to comment 4 and your supplemental response that the statement in question referred to the open letter dated March 2, 2009. However, we believe that the statement identified from the transcript of the investor conference relating to NRG held on March 10, 2009 mischaracterizes the contents of the NRG March 2, 2009 letter. Please confirm that you will refrain from making similar statements in future filings.

Response:

Exelon notes, and respectfully disagrees with, the Staff’s position that the referenced statement mischaracterized the contents of the NRG March 2, 2009 letter. However, to avoid any unintended implication, we submit on behalf of Exelon that Exelon will refrain from making similar statements with respect to the NRG March 2, 2009 letter in future filings.

3.	We note your response to comment 5 and the supplemental materials you have provided. In Exhibit A-2 you reference certain statements attributed to two analysts. Please provide us with documentation supporting the statements made by them.

Response:

Exelon notes the Staff’s comment and refers the Staff to the letter of even date herewith addressed to the Commission from Sidley Austin LLP on behalf of Exelon and transmitted under separate cover (the “Supplemental Letter”). The Supplemental Letter includes support for the analyst statements referenced in the Staff’s comment. As noted in the Supplemental Letter, Exelon requests that the contents of the Supplemental Letter be afforded confidential treatment pursuant to Rule 83.

Ms. Song P. Brandon, Esq.

Mr. Dan Duchovny, Esq.

April 16, 2009

If you have any questions regarding the foregoing or Amendment No. 2 please contact the undersigned at (312) 853-7783.

Very truly yours,

/s/ Scott R. Williams
Scott R. Williams

Enclosure

cc:	Bruce G. Wilson, Exelon Corporation